Exhibit 99.1

News Release

Stantec reports solid third quarter 2015 results and dividend

Infrastructure and Buildings businesses continue to perform well

EDMONTON, AB; NEW YORK, NY (November 5, 2015) TSX, NYSE:STN

Today, Stantec announced solid third quarter 2015 results, with several key items to highlight:

•	Gross revenue increased 11.3% to $750.8 million in Q3 15 from $674.7 million in Q3 14
•	EBITDA increased 9.4% to $93.4 million in Q3 15 from $85.4 million in Q3 14
•	Net income increased 2.9% to $50.0 million in Q3 15 from $48.6 million in Q3 14
•	Diluted earnings per share increased 3.9% to $0.53 in Q3 15 from $0.51 in Q3 14
•	Stantec closed the acquisitions of VI Engineering, LLC and VA Consulting, Inc. during the quarter, and Fay, Spofford & Thorndike, Inc. subsequent to the quarter
•	On November 4, 2015, Stantec declared a cash dividend of $0.105 per share, payable on January 14, 2016, to shareholders of record on December 31, 2015

Stantec’s third quarter performance demonstrates the strength of the Company’s diverse business model. The continued growth in the Buildings and Infrastructure business operating units partly offsets the retraction in the Energy & Resources business operating unit. Stantec’s Buildings and Infrastructure businesses represent over 65 percent of the Company’s gross revenue year to date.

“We reported positive results this quarter due to the solid performance in our Buildings and Infrastructure businesses. Our Energy & Resources business operating unit has managed its business well, maintained margins, and preserved client relationships while being challenged by volatile commodity prices and instability in the oil and gas industry,” says Bob Gomes, Stantec president and chief executive officer. “We wouldn’t be able to experience success without our employees. I want to thank them for their support and dedication to serving our clients and our communities.”

Designing with Community in Mind

Gross revenue for Stantec’s Buildings business operating unit increased due to the benefit of acquisitions completed in 2014 and 2015, organic revenue growth, and foreign exchange. Stantec continues to benefit from success in the Healthcare, Commercial, and Education sectors. During the quarter, Stantec was selected as the design partner for the Red Deer College Centre for Health, Wellness and Sport, a public-private partnership (P3) project in Alberta. This state-of-the-art teaching and learning facility is a comprehensive sport and recreation venue that will host a number of events during the 2019 Canada Winter Games.

Stantec’s Energy & Resources business operating unit continued to experience organic revenue retraction in the third quarter of 2015. Despite facing ongoing economic uncertainty, the Company’s Oil & Gas, Power, and Mining sectors have been able to maintain client relationships, practice fiscal responsibility, and continue to win business. Stantec’s Environmental Services has achieved strong organic revenue growth in the United States. This quarter, Stantec entered into a North American collaborative agreement with The Nature Conservancy to conserve and restore North American rivers, waterways, streams, and wetlands in rural and urban environments.

Stantec’s Infrastructure business operating unit achieved strong revenue growth in the third quarter. Its Transportation sector experienced strong organic revenue growth year to date, largely due to a rebounding US economy. Stantec’s North American strategic market position led to an increased number of organic revenue growth opportunities such as major light-rail transit, roadway, and bridge projects. For example, Stantec was awarded a project development and design study for widening 18 miles (29 kilometres) of the Sawgrass Expressway, which will include dynamic tolled express lanes, in Broward County, Florida.

Stantec’s Community Development sector achieved strong organic revenue growth in Canada and the United States. US operations continue to benefit from steady growth in the housing market and an increased demand for mixed use commercial projects.

Strategic Growth

On July 10, 2015, Stantec acquired certain assets and liabilities, and the business of VI Engineering, LLC, a power and electrical engineering firm based in Houston, Texas, adding 30 staff to the Company.

On August 28, 2015, Stantec acquired certain assets and liabilities, and the business of VA Consulting, Inc., adding 60 staff to the Company. VA Consulting is a community development, transportation, and water engineering firm headquartered in Irvine, California, with operations throughout southern California and in parts of Arizona.

Subsequent to the quarter, Stantec completed the acquisition of Fay, Spofford & Thorndike, Inc., a 280-person transportation, water and wastewater, and building engineering firm located in Burlington, Massachusetts, with operations statewide and throughout the Northeast United States.

Additional Company Activity

On November 4, 2015, Stantec declared a dividend of $0.105 per share, payable on January 14, 2016, to shareholders of record on December 31, 2015.

Conference Call Information

Stantec’s third quarter conference call, to be held Thursday, November 5, 2015, at 2:00 PM MST (4:00 PM EST), will be broadcast live and archived in the Investors section of www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 1-800-524-8860 and provide confirmation code 716476 to the first available operator.

Company Information

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 15,000 employees working in over 250 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.

Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Statements

Stantec’s EBITDA is a non-IFRS measure and gross revenue is an additional IFRS measure. For a definition and explanation of non-IFRS measures and additional IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2014 Annual Report. Diluted earnings per share for 2014 was adjusted from amounts previously reported for the two-for-one share split that occurred on November 14, 2014.

Certain statements contained in this news release constitute forward-looking statements. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in client funding, the risk that Stantec will not meet its growth or revenue targets, and the risk that the projects contemplated in this news release will not be completed when expected or at all. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information on how other material risk factors could affect our results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2014 Annual Report. You may obtain our 2014 Annual Report by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com, or at www.stantec.com. Alternatively, you may obtain a hard copy of the 2014 Annual Report free of charge from our Investor Contact noted below.

Contact Information
Media Contact	Investor Contact
Ashley Warnock	Sonia Kirby
Stantec Media Relations	Stantec Investor Relations
Phone: (403) 472-0122	Phone: (780) 616-2785
Ashley.Warnock@stantec.com	Sonia.Kirby@stantec.com

– Continued, Consolidated Statements of Financial Position and Consolidated Statements of Income attached –

Consolidated Statements of Financial Position

(Unaudited)

	September 30	December 31
	2015	2014
(In thousands of Canadian dollars)	$	$

ASSETS
Current
Cash and cash equivalents	54,358	153,704
Cash in escrow	6,000	-
Trade and other receivables	566,400	431,751
Unbilled revenue	241,868	192,310
Income taxes recoverable	14,273	11,171
Prepaid expenses	28,973	23,425
Other financial assets	33,146	32,056

Total current assets	945,018	844,417
Non-current
Property and equipment	157,829	152,707
Goodwill	896,753	760,631
Intangible assets	119,241	97,243
Investments in joint ventures and associates	4,667	4,975
Deferred tax assets	77,991	58,801
Other financial assets	109,916	91,696

Total assets	2,311,415	2,010,470

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Trade and other payables	301,139	300,293
Billings in excess of costs	90,634	96,082
Current portion of long-term debt	133,569	53,172
Provisions	15,688	10,796
Other financial liabilities	3,369	2,773
Other liabilities	11,915	11,953

Total current liabilities	556,314	475,069
Non-current
Long-term debt	260,391	256,093
Provisions	64,016	51,596
Deferred tax liabilities	93,356	74,602
Other financial liabilities	2,584	2,547
Other liabilities	65,884	64,318

Total liabilities	1,042,545	924,225

Shareholders’ equity
Share capital	287,396	276,698
Contributed surplus	14,893	13,490
Retained earnings	837,324	735,917
Accumulated other comprehensive income	129,257	60,140

Total shareholders’ equity	1,268,870	1,086,245

Total liabilities and shareholders’ equity	2,311,415	2,010,470

Consolidated Statements of Income

(Unaudited)

	For the quarter ended		For the three quarters ended
	September 30		September 30

	2015	2014	2015	2014
(In thousands of Canadian dollars, except per share amounts)	$	$	$	$

Gross revenue	750,809	674,685	2,166,786	1,882,397
Less subconsultant and other direct expenses	130,705	130,529	360,480	326,735

Net revenue	620,104	544,156	1,806,306	1,555,662
Direct payroll costs	282,345	246,385	820,616	706,236

Gross margin	337,759	297,771	985,690	849,426
Administrative and marketing expenses	244,113	213,741	740,539	625,456
Depreciation of property and equipment	11,621	9,821	33,625	27,820
Amortization of intangible assets	10,185	6,164	29,091	17,316
Net interest expense	2,700	2,393	8,229	6,090
Other net finance expense	852	827	2,429	2,243
Share of income from joint ventures and associates	(468)	(448)	(1,623)	(1,834)
Foreign exchange gain	(297)	(144)	(331)	(55)
Other expense (income)	174	(1,607)	(7,043)	(1,997)

Income before income taxes	68,879	67,024	180,774	174,387

Income taxes
Current	22,688	22,306	53,892	50,127
Deferred	(3,746)	(3,875)	(4,179)	(2,171)

Total income taxes	18,942	18,431	49,713	47,956

Net income for the period	49,937	48,593	131,061	126,431

Weighted average number of shares outstanding – basic	94,293,901	93,657,668	94,063,837	93,439,604

Weighted average number of shares outstanding – diluted	94,765,391	94,567,658	94,533,446	94,272,260

Shares outstanding, end of the period	94,352,144	93,788,176	94,352,144	93,788,176

Earnings per share
Basic	0.53	0.52	1.39	1.35

Diluted	0.53	0.51	1.39	1.34

Shares outstanding and earnings per share for 2014 have been adjusted for the November 14, 2014, two-for-one share split.